U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8- 13801

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MBSC Securities Corporation

08029959

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Park Avenue

(No. and Street)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Verity III — 212-922-7892
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York, New York		10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account. supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC
Mail Processing
Section

MAR 0 3 2008

Washington, DC
103

OATH OR AFFIRMATION

I, Gary Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MBSC Securities Corporation as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Signature

Title Chief Financial Officer

MARTIN R. KRASILOVSKY
Notary Public, State of New York
No. 01KR2194223
Qualified in Queens County
Certificate Filed in New York County
Commission Expires August 31, 2009

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) **Facing Page**
- [X] (b) **Statement of Financial Condition**
- [X] (c) **Statement of Income (loss).**
- [X] (d) **Statement of Cash Flows**
- [X] (e) **Statement of Changes in Stockholder's Equity**
- [X] (f) **Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [X] (g) **Computation of Net Capital**
- [X] (h) **Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 or a statement concerning exemption.**
- [X] (i) **Information Relating to the Possession or Control Requirements Under Rule 15c3-3 or a statement that none Is required.**
- [X] (j) **A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
- [ ] (k) **Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
- [ ] (l) **A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [X] (m) **An Oath or Affirmation**
- [ ] (n) **A Copy of the SIPC Supplemental Report**
- [ ] (o) **A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
- [X] (p) **Independent auditor's report on internal control.**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Stockholder and Board of Directors
MBSC Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of MBSC Securities Corporation and Subsidiary (the Company)(an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation) as of December 31, 2007, and the related consolidated statements of operations, changes in stockholders' equity, changes in subordinated debt, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MBSC Securities Corporation and Subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective July 1, 2007, the Company's holding company was acquired by The Bank of New York Company, Inc., creating The Bank of New York Mellon Corporation. As a result of the acquisition, the financial information for periods after the acquisition is presented on a different cost basis than that for periods before the acquisition and, therefore, is not comparable.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 29, 2008

MBSC Securities Corporation and Subsidiary
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2007

(In thousands)

Assets

Cash and cash equivalents – note 1(d)	$	40,877
Trading securities – at market value – note 1(e)		898
Secured demand note – note 3		80,000
Receivables:		
From related investment companies and affiliates – notes 6 and 10(a)		63,436
Other		17,605
Total receivables		81,041
Deferred income taxes, net – note 6		1,239
Fixed assets, at cost, less accumulated depreciation and amortization – note 4		6,400
Deferred sales commissions – note 5		3,968
Other assets		5,180
Total assets	$	219,603

Liabilities and Stockholder's Equity

Liabilities:		
Investment in leveraged leases – note 8	$	1,831
Interest payable – note 3		2,508
Due to related affiliates – note 10 (a) and (e)		17,054
Sundry liabilities and accrued expenses		44,312
Total liabilities		65,705
Subordinated debt – note 3		80,000
Stockholder's equity		
Common stock, no par value. Authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		131,253
Accumulated deficit		(57,355)
Total stockholder's equity		73,898
Commitments and other matters – notes 7, 8, 9, 11 and 12		—
Total liabilities and stockholder's equity	$	219,603

See accompanying notes to consolidated financial statements.

END